Exhibit 99.1

Immuron Limited

Appendix 4D

Half-year 31 December 2019

Name of entity:	Immuron Limited
ABN: Half-year ended: Previous period:	80 063 114 045 31 December 2019 31 December 2018

Results for announcement to the market

			$
Revenue from ordinary activities	Up	59.1% to	1,556,623
Net loss after tax (from ordinary activities) for the period attributable to members	Down	5.8% to	(1,490,249)
Net loss after tax for the period attributable to members	Down	5.8% to	(1,490,249)

Net tangible assets per security

	31 December	31 December
	2019	2018
	Cents	Cents
Net tangible asset backing (per share)	3.82	5.01

The calculation of net tangible assets excludes right-of-use assets arising from AASB 16 Leases.

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the half-year ended 31 December 2019.

Other information required by Listing Rule 4.2A

a.	Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b.	Details of any dividend or distribution reinvestment plans:	N/A
c.	Details of associates and joint venture entities:	N/A
d.	Other information	N/A

Interim review

The financial statements have been reviewed by the group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Immuron Limited

ABN 80 063 114 045

Interim report - 31 December 2019

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2019 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immuron Limited
Directors’ report

31 December 2019

(continued)

Your directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2019.

Directors

The following persons held office as directors of Immuron Limited during the financial period:

Dr Roger Aston

Mr Peter Anastasiou

Dr Gary Jacob

Mr Daniel Pollock

Mr Stephen Anastasiou

Prof. Ravi Savarirayan

Mr Richard Berman (resigned 17 October 2019)

Review of operations

Key highlights

●	Strong continued growth of Travelan® sales reported in all markets

●	Global sales reached AUD $1.68 million for first half FY 2020 up 55%

●	North American Travelan® sales up by 98%

●	IMM-124E/Travelan® US registration strategy - Pre-IND meeting completed with the U.S. Food and Drug administration (FDA)

●	AU $5.5 (USD $3.7) million non-dilutive funding approved by US Department of Defense to develop and clinically evaluate a new therapeutic targeting Campylobacter and ETEC

●	FDA strategy updated for clinical development of IMM-529

●	U.S. Department of Defense Travelan® Shigellosis animal study results reported

●	Three new Shigella drug product candidates commence preclinical evaluation by WRAIR

●	Research and development tax concession refund paid

Financial review

Immuron Limited has reported a loss for the half-year ended 31 December 2019 of AUD $1,490,249 (31 December 2018: AUD $1,581,899). The group’s net assets decreased to AUD $6,850,009 compared with AUD $7,351,136 at 30 June 2019, including cash reserves of AUD $4,839,868 (2018: AUD $5,119,887).

Travelan® enjoys continued high growth in all markets

Immuron experienced robust gross sales growth in the US, Canada and Australia throughout the first half of FY20, with global unaudited sales reaching AU $1.68M during the 6-month period.

North America sales of Travelan® were up 98% YoY for the first half of FY20, spurred on by the launch of Travelan® in Canadian pharmacies in June 2019 and also by robust growth in online Amazon sales within the US. Passport Health, the USA’s largest travel medicine provider, also contributed to the strong result, with Travelan® sales rising by 27% within the Passport Health network of clinics. A series of podcasts on the “Not old, better” network assisted in raising consumer awareness of Travelan® in the US.

In Australia, Immuron unaudited sales reached AU $954K for the first half FY20, displaying a 33% YoY growth rate. Travelan® strengthened its presence in Australian pharmacies with in-store promotional material and TV advertising with Chemist Warehouse. Immuron’s participation in Medical Practitioner conferences also contributed to increased awareness of Travelan® within the medical community.

Immuron Limited	3

Immuron Limited
Directors’ report

31 December 2019

(continued)

Review of operations (continued)

FDA registration for clinical development of IMM-124E/Travelan® to prevent travelers’ diarrhea underway

In April 2019, Immuron announced plans to pursue clinical development of IMM-124E through a formal FDA registration pathway as a drug to prevent travelers’ diarrhea (TD). This was an important strategic initiative towards enhancing commercialisation of the IMM-124E/Travelan® franchise. On November 21, 2019, the company announced that it had completed a Pre-IND meeting with the U.S. Food and Drug administration (FDA) regarding its investigational drug IMM-124E to treat travelers’ diarrhea (TD). Following the FDA’s guidance and feedback, the company announced plans to file an investigational new drug (IND) application for IMM-124E, and to conduct a Phase 3 trial of IMM-124E to prevent TD in individuals traveling to areas endemic for TD. Immuron believes that success with the clinical trial, followed by a BLA filing with the Agency, and successful FDA approval of IMM-124E to specifically prevent travelers’ diarrhea could lead to substantial increases in the marketing of an FDA-approved drug to treat travelers’ diarrhea.

Once shown to work, and successfully approved, IMM-124E would be the first and only FDA approved prophylactic effective against acute infectious diarrhea. Overall, diarrhea leads to an estimated 1.5 billion episodes a year globally, killing about 2.2 million people, mostly children in developing countries.

Naval Medical Research Center (NMRC) grant funded to develop and clinically evaluate new therapeutic against Campylobacter

On October 02, 2019, Immuron announced funding by the U.S. Department of Defense (DoD) of a new research agreement with America’s Naval Medical Research Centre (NMRC), a research arm of the DoD, located in Silver Spring, Maryland, to develop a combined Campylobacter and enterotoxigenic E. coli (ETEC)-specific drug candidate for clinical evaluation. Under this agreement, Immuron and NMRC will be collaborating on the manufacture and evaluation of the new product candidate designed to protect against travelers’ diarrhea caused by Campylobacter and ETEC pathogens. The protective efficacy of the candidate product will be evaluated utilizing two controlled human infection-model clinical trials, with one trial focusing on the ability of the hyperimmune product to protect volunteers against moderate to severe campylobacteriosis, and the second trial focusing on preventing ETEC-specific diarrhea.

Positive results for U.S. DoD study on Travelan® and Vibrio cholera

A prior study conducted during the previous year showed Travelan’s immuno-reactivity to infectious Vibrio cholera strains from Southeast Asia. The U.S. Department of Defense sponsored the project conducted at the Bangkok laboratory of the Walter Reed Army Institute of Research. Clinical isolates were collected from infected U.S. personnel stationed in Bangladesh, Cambodia, and Thailand. The new study found Travelan’s polyclonal antibodies were reactive to all 71 clinical isolates from infected participants. The 71 add on to the 180 isolates of Campylobacter spp, ETEC, and Shigella spp from the earlier 2018 study. The results, along with findings from primate shigellosis studies, point towards Travelan as a potentially effective immuno-prophylactic for travelers’ diarrhoea caused by these pathogens.

American depository shares (ADS) capital raise completed

In July 2019, the company successfully completed an AU$1.9 million public offering of American Depository Shares (ADS). Immuron issued 339,130 ADSs, equivalent to 13,565,200 fully paid ordinary shares. The proceeds will go towards clinical development of our therapeutic drug candidates, as well as for working capital.

ThinkEquity, a division of Fordham Financial Management, were the underwriters for the financing.

Immuron Limited	4

Immuron Limited
Directors’ report

31 December 2019

(continued)

Review of operations (continued)

IMM-124E trial in SAH patients leads to decision to discontinue further development of IMM-124E in this and similar indications

In August 2019, the results from a Phase II clinical study in patients with severe alcoholic hepatitis (SAH), conducted under FDA IND #015675 and funded by the National Institute of Alcohol Abuse and Alcoholism (NIAAA), were released. The primary objective of the study was to evaluate the safety and efficacy of IMM-124E at two oral dosage levels as compared with a placebo in patients with SAH and with all patients also being treated with steroids. The data showed that IMM-124E did not reduce circulating lipopolysaccharide levels, mortality or have an impact on MELD score in the study population. Further clinical development of IMM-124E to treat SAH and similar indications has been discontinued.

IMM-529 trial in patients with C. difficile infection (CDI)

In March 2019, Immuron provided an update regarding the status of the IMM-529 clinical trial in patients with CDI, along with a refocusing of its efforts to develop IMM-529. The Phase I/IIa clinical trial of IMM-529 in patients with CDI initiated at the end of 2017 at two clinics in Israel exhibited poor patient enrollment, with only nine patients being randomized into a study planned to enroll 60 patients. Immuron decided to close these sites and to focus further development of IMM-529 to treat CDI patients through a formal filing of an IND with FDA, and to develop a new plan for development of the drug candidate to treat patients subject to recurrent disease, a major unmet medical need in the treatment of patients suffering with C. difficile infections. The company plans to file a Type B meeting request with FDA to explore further development of IMM-529.

U.S. Department of Defense’s Travelan Shigellosis animal study results reported

In June 2019, we updated the market on the Shigella research program with the Walter Reed Army Institute of Research (WRAIR). Shigella is the bacterium responsible for the onset of bacillary dysentery, and a major concern for armed forces personnel located in high risk areas for this disease throughout the world. The study results demonstrated that animals with severe inflammation in the gastrointestinal tract and high inflammatory cytokines in fecal samples were associated with severe bacillary dysentery, and that those animals treated with prophylactic administration of Travelan significantly reduced the inflammatory response.

Preclinical Evaluation of three new Shigella drug products

In the same June 2019 announcement, we reported the completed manufacture of three new Shigella-specific therapeutic products using proprietary vaccines developed by WRAIR. The immune reactivity of the three hyper-immune Shigella-specific bovine colostrum products have been assessed by WRAIR using ELISA and Western Blot analysis. The antibodies in these products were shown to react with the specific antigens present in the vaccines, and were also reactive to four different clinical isolates of Shigella (S. flexneri 2a, S. flexneri 3a, S. flexneri 6, and S. sonnei). These three Immuron Shigella-specific therapeutic products are now undergoing further evaluation in WRAIR’s preclinical models of shigellosis, with results expected to be reported throughout this year.

Research and development tax concession refund paid

The Federal Government has paid Immuron a cash refund of AU$530,000 as part of its Research and Development Income Tax Concession program. Immuron CEO, Dr. Gary S. Jacob, said “this cash refund mechanism contributes a non-dilutive way to help with the costs of our in-house programs.”

Director’s resignation announced

In October, the Immuron Board announced the resignation of director, Richard Jay Berman.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7.

Immuron Limited	5

Immuron Limited
Directors’ report

31 December 2019

(continued)

This report is made in accordance with a resolution of directors.

/s/ Roger Aston

Roger Aston

Independent Non-Executive Chairman

Melbourne

26 February 2020

Immuron Limited	6

Collins Square, Tower 5

727 Collins Street

Melbourne Victoria 3008

Correspondence to:

GPO Box 4736

Melbourne Victoria 3001

T +61 3 8320 2222

F +61 3 8320 2200

E info.vic@au.gt.com

W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Immuron Limited for the half-year ended 31 December 2019, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ M A Cunningham

M A Cunningham

Partner – Audit & Assurance

Melbourne, 26 February 2020

Grant Thornton Audit Pty Ltd ACN 130 913 594
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389	www.grantthornton.com.au

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited

Condensed consolidated statement of profit or loss and comprehensive income

For the half-year ended 31 December 2019

		Consolidated entity
		31 December	31 December
		2019	2018
	Notes	$	$
Revenue from contracts with customers	2	1,556,623	978,233
Cost of sales of goods		(435,198)	(231,479)
Gross profit		1,121,425	746,754

Other income		295,504	310,397
Other gains/(losses) – net		44,330	257,501

General and administrative expenses		(1,616,890)	(1,865,168)
Research and development expenses		(761,421)	(514,388)
Selling and marketing expenses		(571,110)	(517,034)
Operating loss		(1,488,162)	(1,581,938)

Finance income		259	39
Finance expenses		(2,346)	-
Finance costs - net		(2,087)	39

Loss before income tax		(1,490,249)	(1,581,899)

Income tax expense		-	-
Loss for the period		(1,490,249)	(1,581,899)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	5(b)	(23,857)	(112,270)
Total comprehensive loss for the period		(1,514,106)	(1,694,169)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the company:
Basic/diluted loss per share	10	(0.8)	(1.2)

The above condensed consolidated statement of profit or loss and comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	9

Immuron Limited

Condensed consolidated balance sheet

As at 31 December 2019

		Consolidated entity
		31 December	30 June
		2019	2019
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		4,839,868	5,119,887
Trade and other receivables		779,360	968,926
Inventories	3(a)	595,698	544,341
Other current assets		248,792	49,290
Total current assets		6,463,718	6,682,444

Non-current assets
Property, plant and equipment	3(b)	92,518	17,140
Inventories	3(a)	1,815,460	1,862,063
Total non-current assets		1,907,978	1,879,203

Total assets		8,371,696	8,561,647

LIABILITIES
Current liabilities
Trade and other payables		1,198,874	1,091,919
Borrowings	4	98,120	-
Employee benefit obligations		123,843	103,612
Other current liabilities	3(c)	41,779	-
Total current liabilities		1,462,616	1,195,531

Non-current liabilities
Employee benefit obligations		20,702	14,980
Other non-current liabilities	3(c)	38,369	-
Total non-current liabilities		59,071	14,980

Total liabilities		1,521,687	1,210,511

Net assets		6,850,009	7,351,136

EQUITY
Issued capital	5(a)	62,132,784	60,511,326
Other reserves	5(b)	982,556	3,700,333
Accumulated losses		(56,265,331)	(56,860,523)

Total equity		6,850,009	7,351,136

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Immuron Limited	10

Immuron Limited

Condensed consolidated statement of changes in equity

For the half-year 31 December 2019

		Attributable to owners of
		Immuron Limited		Accumulated	Total
		Share capital	Other reserves	losses	equity
		$	$	$	$
Consolidated entity

Balance at 1 July 2018		58,372,043	2,606,722	(52,539,415)	8,439,350

Loss for the period		-	-	(1,581,899)	(1,581,899)
Other comprehensive income		-	(112,270)	-	(112,270)
Total comprehensive income for the half-year		-	(112,270)	(1,581,899)	(1,694,169)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax		70,000	-	-	70,000
Options and warrants issued/expensed		-	360,660	-	360,660
Options and warrants forfeited/lapsed		-	(98,385)	98,385	-
		70,000	262,275	98,385	430,660

Balance at 31 December 2018		58,442,043	2,756,727	(54,022,929)	7,175,841

Balance at 30 June 2019		60,511,326	3,700,333	(56,860,523)	7,351,136

Change in accounting policy	12	-	-	(1,479)	(1,479)

Restated total equity as at 1 July 2019		60,511,326	3,700,333	(56,862,002)	7,349,657

Loss for the period		-	-	(1,490,249)	(1,490,249)
Other comprehensive income		-	(23,857)	-	(23,857)
Total comprehensive income for the half-year		-	(23,857)	(1,490,249)	(1,514,106)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	5	1,621,458	-	-	1,621,458
Options and warrants forfeited/lapsed		-	(2,086,920)	2,086,920	-
Re-valuation of options issued in prior period		-	(607,000)	-	(607,000)
		1,621,458	(2,693,920)	2,086,920	1,014,458

Balance at 31 December 2019		62,132,784	982,556	(56,265,331)	6,850,009

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	11

Immuron Limited

Condensed consolidated statement of cash flows

For the half-year 31 December 2019

		Consolidated entity
		31 December	31 December
		2019	2018
	Notes	$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		1,585,891	1,138,524
Payments to suppliers and employees (inclusive of GST)		(3,681,750)	(2,753,669)
Research and development tax incentive received		531,828	1,190,205
Net cash outflow from operating activities		(1,564,031)	(424,940)

Cash flows from investing activities
Payments for property, plant and equipment		(864)	-
Interest received		259	39
Net cash (outflow)/inflow from investing activities		(605)	39

Cash flows from financing activities
Proceeds from issues of shares and other equity securities	5	1,926,186	-
Repayment of borrowings		(268,535)	-
Principal elements of lease payments		(20,501)	-
Share issue transaction costs	5(a)	(374,728)	-
Net cash inflow from financing activities		1,262,422	-

Net (decrease) in cash and cash equivalents		(302,214)	(424,901)
Cash and cash equivalents at the beginning of the financial year		5,119,887	4,727,430
Effects of exchange rate changes on cash and cash equivalents		22,195	(112,270)
Cash and cash equivalents at end of the half-year		4,839,868	4,190,259

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	12

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

1 Segment and revenue information

(a) Description of segments and principle activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the Unites States and Canada.

(b) Segment results

	Research and	Hyperimmune
	development	products	Unallocated	Total
	$	$	$	$

Consolidated entity 31 December 2019

Revenue from contracts with customers	-	1,556,623	-	1,556,623
Cost of sales of goods	-	(435,198)	-	(435,198)
Gross profit	-	$1,121,425	-	$1,121,425

Other income	290,527	-	4,977	295,504
Other gains/(losses) – net	-	-	44,330	44,330

General and administrative expenses	-	-	(1,616,890)	(1,616,890)
Research and development expenses	(761,421)	-	-	(761,421)
Selling and marketing expenses	-	(571,110)	-	(571,110)
Operating profit/(loss)	$(470,894)	$550,315	$(1,567,583)	$(1,488,162)

Finance income	-	-	259	259
Finance costs	-	-	(2,346)	(2,346)
Profit/(loss) for the period	$(470,894)	$550,315	$(1,569,670)	$(1,490,249)

Assets
Segment assets	290,527	2,761,681	5,319,488	8,371,696
Total assets	$290,527	$2,761,681	$5,319,488	$8,371,696

Liabilities
Segment liabilities	454,733	229,908	837,046	1,521,687
Total liabilities	$454,733	$229,908	$837,046	$1,521,687

Immuron Limited	13

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

1 Segment and revenue information (continued)

(b) Segment results (continued)

	Research and	Hyperimmune
	development	products	Unallocated	Total
	$	$	$	$

Consolidated entity 31 December 2018

Revenue from contracts with customers	-	978,233	-	978,233
Cost of sales of goods	-	(231,479)	-	(231,479)
Gross profit	-	$746,754	-	$746,754

Other income	310,166	231	-	310,397
Other gains/(losses) – net	-	-	257,501	257,501

General and administrative expenses	-	-	(1,865,168)	(1,865,168)
Research and development expenses	(514,388)	-	-	(514,388)
Selling and marketing expenses	-	(517,034)	-	(517,034)
Operating profit/(loss)	$(204,222)	$229,951	$(1,607,667)	$(1,581,938)

Finance income	-	-	39	39
Profit/(loss) for the period	$(204,222)	$229,951	$(1,607,628)	$(1,581,899)

Assets
Segment assets	310,990	2,801,528	4,584,557	7,697,075
Total assets	$310,990	$2,801,528	$4,584,557	$7,697,075

Liabilities
Segment liabilities	71,903	5,735	443,596	521,234
Total liabilities	$71,903	$5,735	$443,596	$521,234

Immuron Limited	14

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

2 Revenue from contract with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
		United
	Australia	States	Other	Australia	Other	Total
	$	$	$	$	$	$
Consolidated entity 31 December 2019
Segment revenue	798,885	513,554	217,169	27,015	-	1,556,623
Revenue from external customers	798,885	513,554	217,169	27,015	-	1,556,623

	Travelan			Protectyn
		United
	Australia	States	Other	Australia	Other	Total
	$	$	$	$	$	$
Consolidated entity 31 December 2018
Segment revenue	580,793	369,483	-	27,593	364	978,233
Revenue from external customers	580,793	369,483	-	27,593	364	978,233

3 Non-financial assets and liabilities

(a) Inventories

	Consolidated entity
	31 December 2019			30 June 2019
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$
Raw materials and stores (Colostrum)	110,057	1,815,460	1,925,517	225,765	1,862,063	2,087,828
Work in progress	-	-	-	192,399	-	192,399
Finished goods (Travelan and Protectyn)	485,641	-	485,641	126,177	-	126,177
	595,698	1,815,460	2,411,158	544,341	1,862,063	2,406,404

There was no impairment of inventories recognised during half-year period 2020 nil (2019: nil) for stock obsolescence in the Statement of Profit or Loss and Other Comprehensive Income.

During the current financial period, management have performed an assessment on its raw materials and its utilisation within 12 months from reporting date and have determined $110,057 of raw materials relating to Colostrum will be consumed within 12 months and remaining balance of $1,815,460 will be consumed after 12 months from reporting date.

Immuron Limited	15

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

3 Non-financial assets and liabilities (continued)

(b)  Property, plant and equipment

		Furniture,	Leased plant
	Plant and	fittings and	and
	equipment	equipment	equipment	Total
	$	$	$	$

Consolidated entity At 1 July 2019
Opening net book amount	17,120	20	115,977	133,117
Additions	-	864	-	864
Depreciation charge	(2,729)	(110)	(38,624)	(41,463)
Closing net book amount	14,391	774	77,353	92,518

(c) Leases

In January 2019 the group entered into a three-year commercial lease in Blackburn North. The lease is for the use of warehousing and office facilities.

(i) Amounts recognised in the balance sheet

	Consolidated entity
	31 December	30 June
	2019	2019
	$	$
Right-of-use assets[1]	77,353	-
Properties
	77,353	-
Lease liabilities[2]
Current	41,779	-
Non-current	38,369	-
	80,148	-

1.	Included in the line item ‘property, plant and equipment’ in the condensed consolidated balance sheet.

2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the condensed consolidated balance sheet.

(ii)  Amounts recognised in the statement of profit or loss

	Consolidated entity
	31 December	31 December
	2019	2018
	$	$
Interest expense (included in finance costs)	2,346	-

Immuron Limited	16

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

3 Non-financial assets and liabilities (continued)

(c) Leases (continued)

(iii) The group’s leasing activities and how these are accounted for

The group’s lease agreement does not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

4 Borrowings

		Consolidated entity
			31 December			30 June
			2019			2019
			Non-			Non-
		Current	current	Total	Current	current	Total
	Notes	$	$	$	$	$	$
Secured		98,120	-	98,120	-	-	-
Other loans
Total secured borrowings		98,120	-	98,120	-	-	-

In July 2019, the group entered a loan agreement with IQumulate Premium Funding to pay their D&O insurance fees for the year.

5 Equity securities issued

(a) Issued capital

	31 December	31 December	30 June	30 June
	2019	2019	2019	2019
	No.	$	No.	$
Fully paid	177,218,406	62,132,784	163,215,706	60,511,326

(i) Movements in ordinary shares:

		Number of
Details		shares	$
Balance at 1 July 2019		163,215,706	60,511,326
Issue at US$0.10 pursuant to ADS public offering (2019-07-19)		13,565,200	1,926,186
Issue at $0.16 in lieu of payment for services (2019-11-12)	9(a)(i)	437,500	70,000
Less: Transaction costs arising on share issues		-	(374,728)

Balance at 31 December 2019		177,218,406	62,132,784

Immuron Limited	17

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

5 Equity securities issued (continued)

(a) Issued capital (continued)

(ii) Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote. upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

(b) Other reserves

The following table shows a breakdown of the balance sheet line item ‘other reserves’ and the movements in these reserves during the period. A description of the nature and purpose of each reserve is provided below the table.

		Share-based	Foreign currency	Total other
		payments	translation	reserves
	Notes	$	$	$
Consolidated entity
At 1 July 2019		3,681,804	18,529	3,700,333
Currency translation differences		-	(23,857)	(23,857)
Other comprehensive income		-	(23,857)	(23,857)

Transactions with owners in their capacity as owners
Re-valuation of options issued in prior period	5(b)(ii)	(607,000)	-	(607,000)
Options and warrants lapsed		(2,086,920)	-	(2,086,920)
At 31 December 2019		987,884	(5,328)	982,556

(i) Movements in options and warrants:

	Number of	Total
Details	options	$

Opening balance 1 July 2019	77,443,744	3,681,804
Re-valuation of options issued in prior period (2019-11-06)	-	(607,000)
Lapse of unexercised options at $0.50 (2019-11-27)	(32,915,426)	(2,086,920)

Balance at 31 December 2019	44,528,318	987,884

(ii) Revaluation of options issued in prior period

Options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRIS 2, these were re-valued at grant date 6 November 2019 after being approved by shareholders with a value of $368,000.

Immuron Limited	18

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

6 Share-based payments

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options re-valued under ESOP during the half-year 31 December 2019 included:

				Share			Risk-	Fair value
				price at			free	at grant
	Expiry	Exercise	No. of	grant	Expected	Dividend	interest	date per
Grant date	date	price ($)	options	date ($)	volatility	yield	rate	option ($)

2019-11-06	2024-02-10	0.50	5,000,000	0.15	98.30%	0.00%	0.88%	0.0736
5,000,000

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated entity
	31 December	30 June
	2019	2019
	$	$
Options issued under ESOP	(607,000)	1,343,500

7 Contingencies

The group had no contingent liabilities at 31 December 2019 (2019: nil).

8 Events occurring after the reporting period

No other matter or circumstance has arisen since 31 December 2019 that has significantly affected, or may significantly affect the group’s operations, the results of those operations, or the group’s state of affairs in future financial years.

9 Related party transactions

(a) Transactions with other related parties

The following transactions occurred with related parties:

	Consolidated entity
	31 December	31 December
	2019	2018
	$	$
Sales and purchases of goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	90,500	83,425

Immuron Limited	19

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

9       Related party transactions (continued)

(a) Transactions with other related parties (continued)

(i)	Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	rental of an office suite, and

●	warehousing, distribution and invoicing services.

Commencing on 1 June 2013, Grandlodge was contracted on commercial market arms-length terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share representing Immuron Limited’s share price at the commencement of the agreement.

10 Loss per share

(a)  Basic/diluted loss per share

	Consolidated entity
	31 December	31 December
	2019	2018
	Cents	Cents
From continuing operations	(0.8)	(1.2)

(b) Reconciliation of earnings used in calculating earnings per share

	Consolidated entity
	31 December	31 December
	2019	2018
	$	$
Basic/diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic/diluted earnings per share:
From continuing operations	(1,490,249)	(1,581,899)

(c) Weighted average number of shares used as denominator

	Consolidated entity
	2019	2018
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	175,496,660	136,365,586

The group is currently in a loss making position and thus the impact of any potential shares is concluded as anti-dilutive which includes the group’s options and Convertible Note payable and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Immuron Limited	20

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

11 Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2019 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

These condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2019 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of the new and amended standards as set out below. The Interim Financial Statements have been approved and authorised for issue by the board on 26 February 2020 2020.

(a) New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period and the group had to change its accounting policies and make retrospective adjustments as a result of adopting AASB 16 Leases.

The impact of the adoption of leasing standard and the new accounting policies are disclosed in note 12 below. The other standards did not have any impact on the group’s accounting policies and did not require retrospective adjustments.

(b) IFRIC 23 – Uncertainty over Income Tax Treatment (Significant estimate – R&D tax incentive)

Interpretation 23 requires the assessment of whether the effect of uncertainty over income tax treatments should be included in the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The Interpretation outlines the requirements to determine whether an entity considers uncertain tax treatments separately, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

The group has adopted Interpretation 23 from 1 July 2019, based on an assessment of whether it is ‘probable’ that a taxation authority will accept an uncertain tax treatment. This assessment takes into account that for certain jurisdictions in which the group operates, a local tax authority may seek to open a group’s books as far back as inception of the group. Where it is probable, the group has determined tax balances consistently with the tax treatment used or planned to be used in its income tax filings. Where the group has determined that it is not probable that the taxation authority will accept an uncertain tax treatment, the most likely amount or the expected value has been used in determining taxable balances (depending on which method is expected to better predict the resolution of the uncertainty). There has been no impact from the adoption of Interpretation 23 in this reporting period. Other accounting pronouncements which have become effect from 1 July 2019 and have therefore been adopted do not have a significant impact on the group’s financial results or position.

Immuron Limited	21

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

12 Changes in accounting policies

The group has adopted AASB 16 retrospectively from 1 July 2019, but has not restated comparatives for the 2019 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019.

(a) Adjustments recognised on adoption of AASB 16 Leases

On adoption of AASB 16, the group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.37%.

31 Dec 2019
Operating lease commitments disclosed as at 30 June 2019	$104,851
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	$98,302

Lease liability recognised as at 1 July 2019	$98,302

Of which are:
Current lease liabilities	$37,197
Non-current lease liabilities	$61,105

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 1 July 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

(i) Amounts recognised in the balance sheet

	Consolidated entity
	1 July 2019	30 June 2019
Right-of-use assets*
Properties	$96,824	-

* Included in the line item ‘property, plant and equipment’ in the condensed consolidated balance sheet.

The change in accounting policy has resulted in the net impact on retained earnings on 1 July 2019 by a decrease of $1,479.

In applying AASB 16 for the first time, the group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

●	reliance on previous assessments on whether leases are onerous

●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases

●	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying AASB 117 and Interpretation 4 Determining whether an Arrangement contains a Lease.

Immuron Limited	22

Immuron Limited

Directors’ declaration

31 December 2019

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 8 to 22 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2019 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that the Immuron Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

/s/ Roger Aston

Dr Roger Aston

Director

Melbourne

26 February 2020

Immuron Limited	23

Independent auditor's report to the members

immuron

Collins Square, Tower 5

727 Collins Street

Melbourne Victoria 3008

Correspondence to:

GPO Box 4736

Melbourne Victoria 3001

T +61 3 8320 2222

F +61 3 8320 2200

E info.vic@au.gt.com

W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Immuron Limited

Report on the review of the half-year financial report

Conclusion

We have reviewed the accompanying half-year financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the condensed consolidated balance sheet as at 31 December 2019, the condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the half-year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half-year financial report of Immuron Limited does not give a true and fair view of the financial position of the Group as at 31 December 2019, and of its financial performance and its cash flows for the half-year ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial Reporting.

Directors’ responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2019 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Immuron Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389	www.grantthornton.com.au

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

/s/ Grant Thornton
Grant Thornton Audit Pty Ltd
Chartered Accountants

/s/ M A Cunningham
M A Cunningham
Partner – Audit & Assurance

Melbourne, 26 February 2020

immuron

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Australia

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